UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-44634

KANEB PIPE LINE OPERATING PARTNERSHIP, L.P.

(Exact name of registrant as specified in its charter)

One Valero Way

San Antonio, Texas 78249

(210) 345-2000

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

7.75% Senior Unsecured Notes due 2012

5.875% Senior Unsecured Notes due 2013

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ ]	Rule 12h-3(b)(1)(i)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ X]

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Kaneb Pipe Line Operating Partnership, L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: July 21, 2005

KANEB PIPE LINE OPERATING PARTNERSHIP, L.P.
By:	Kaneb Pipe Line Company LLC, its general partner
By:	Kaneb Services LLC, its sole member
By:	Valero L.P., its sole member
By:	Riverwalk Logistics, L.P., its general partner
By:	Valero GP, LLC, its general partner
/s/Bradley C. Barron
Name:	Bradley C. Barron
Title:	Secretary